UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Coleman Cable, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

193459302

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193459302

1.	Names of Reporting Persons G. Gary Yetman (the “Reporting Person”) (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,060,841 (2)
	6.	Shared Voting Power 15,477 (3)
	7.	Sole Dispositive Power 1,060,841 (2)
	8.	Shared Dispositive Power 15,477 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,318 (2)(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person is the President and Chief Executive Officer and a director of Coleman Cable, Inc.

(2)	Includes 539,600 shares of common stock, $0.001 par value per share (the “Common Stock”), held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retains sole voting and investment power. Also includes options to purchase 376,219 shares of Common Stock held by the Reporting Person that have already vested or will vest within 60 days following December 31, 2011.

(3)	Includes 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shares voting and investment power.

(4)	As of December 31, 2009, the Reporting Person beneficially owned an aggregate of 952,930 shares of Common Stock representing 5.7% of the outstanding Common Stock, which included (i) 539,600 held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retains sole voting and investment power, (ii) options to purchase 298,239 shares of Common Stock held by the Reporting Person that had already vested or would have vested within 60 days following December 31, 2009 and (iii) 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shares voting and investment power. As of December 31, 2010, the Reporting Person beneficially owned an aggregate of 1,001,670 shares of Common Stock representing 5.7% of the outstanding Common Stock, which included (i) 539,600 held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retains sole voting and investment power, (ii) options to purchase 346,979 shares of Common Stock held by the Reporting Person that had already vested or would have vested within 60 days following December 31, 2010 and (iii) 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shares voting and investment power.

Item 1.

(a)	Name of Issuer

Coleman Cable, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1530 Shields Drive

Waukegan, IL 60085

Item 2.

(a)	Name of Person Filing

G. Gary Yetman

(b)	Address of Principal Business Office or, if none, Residence

c/o Coleman Cable, Inc.

1530 Shields Drive

Waukegan, IL 60085

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

193459302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,076,318 (1)(2)(3)

(b)	Percent of class:

6.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,060,841 (1)

(ii)	Shared power to vote or to direct the vote

15,477 (2)

(iii)	Sole power to dispose or to direct the disposition of

1,060,841 (1)

(iv)	Shared power to dispose or to direct the disposition of

15,477 (2)

(1)	Includes 539,600 shares of Common Stock held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retains sole voting and investment power. Also includes options to purchase 376,219 shares of Common Stock held by the Reporting Person that have already vested or will vest within 60 days following December 31, 2011.

(2)	Includes 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shares voting and investment power.

(3)	As of December 31, 2009, the Reporting Person beneficially owned an aggregate of 952,930 shares of Common Stock representing 5.7% of the outstanding Common Stock, which included (i) 539,600 shares of Common Stock held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retained sole voting and investment power, (ii) options to purchase 298,239 shares of Common Stock held by the Reporting Person that had already vested or would have vested within 60 days following December 31, 2009 and (iii) 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shared voting and investment power. As of December 31, 2010, the Reporting Person beneficially owned an aggregate of 1,001,670 shares of Common Stock representing 5.7% of the outstanding Common Stock, which included (i) 539,600 shares of Common Stock held of record by George Gary Yetman, trustee of the Gary Yetman Revocable Trust DTD 1/2/03, over which the Reporting Person retained sole voting and investment power, (ii) options to purchase 346,979 shares of Common Stock held by the Reporting Person that had already vested or would have vested within 60 days following December 31, 2009 and (iii) 15,477 shares of Common Stock held of record by the Reporting Person’s spouse, over which the Reporting Person shared voting and investment power.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

/s/ G. Gary Yetman
Signature

G. Gary Yetman
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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